Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2026 Second Quarter and Six-Month Results

COLUMBUS, Ohio (July 30, 2026) SCI Engineered Materials, Inc. (“SCI” or “Company”) (OTCQB: SCIA), today reported financial results for the three months ended June 30, 2026.

Jeremy Young, President and Chief Executive Officer, commented, “SCI’s second quarter results reflect solid achievements throughout the Company. Revenue increased significantly compared to a year ago due to higher raw material input costs, favorable product mix and increased volume. We are gaining traction in key markets consistent with our growth strategy through expanded marketing initiatives, increased demand for SCI’s products and services, and the addition of new customers.”

Mr. Young added, “We recently ordered manufacturing equipment and added staff to enhance future growth. In addition to increased product sales, interest in SCI’s breadth of services to fulfill specific customer needs is growing, including debinding capabilities for commercial additive manufacturing applications and specialty diffusion bonding. Customer emphasis on domestic manufacturing is increasing as they seek to prioritize their sourcing requirements with price sensitivity.”

Revenue

Revenue increased 163% to a record $9,485,119 for the three months ended June 30, 2026, versus $3,609,304 for the same period last year. The year-over-year increase was due to higher raw material input costs, product mix and higher volume.

For the first six months of 2026, revenue increased 148% to $17,645,481 from $7,109,536 a year ago, led by product mix, higher raw material input costs and volume.

Order backlog was $7.9 million at June 30, 2026, versus $7.1 million at March 31, 2026, and $3.4 million at June 30, 2025.

Gross profit

Gross profit increased 97% to $2,276,455 for the second quarter of 2026 versus $1,158,157 a year ago, due to the increase in revenue. The Company’s gross profit margin declined to 24.0% from 32.1% last year principally due to higher raw material input costs and product mix.

Gross profit for the first six months of 2026 increased 93% to $4,311,575 from $2,230,971 last year due to the increase in revenue. The gross profit margin declined to 24.4% from 31.4% for the same period reflecting higher raw material input costs and product mix compared to the same period in 2025.

Operating expenses

Operating expenses increased 9% to $876,989 for the three months ended June 30, 2026, versus $802,350 a year ago. The year-over-year increase was primarily due to higher compensation and benefits for Marketing and Sales, including additional staff, and higher Research and Development materials and supplies, partially offset by lower General and Administrative expense.

Operating expenses for the first six months of 2026 were $2,423,185, including fraud expense of $562,026, compared to $1,572,625 for the same period last year. Key factors in the year-over-year comparison include the 2026 first quarter fraud expense, higher Marketing and Sales compensation and benefits expense, including increased staff,  additional materials and supplies for Research and Development, and slightly higher

General and Administrative compensation and benefits versus the first six months of 2025.

Fraud expense

On February 10, 2026, the Company reported it was subjected to an imposter scam of $898,325 executed in conjunction with bank fraud. As of June 30, 2026, the Company recovered $336,299 of that amount resulting in fraud expense of $562,026 recorded in the first quarter. On July 12, 2026, the Company was informed that a $250,000 claim related to its Smart Cyber insurance policy was approved. When the insurance proceeds are realized they will reduce the fraud expense to $312,026.

Net interest income

Net interest income was $110,359 for the second quarter of 2026 versus $115,680 the prior year primarily due to lower interest rates compared to the same period a year ago. For the first half of 2026, net interest income was $219,445 compared to $213,810 last year primarily due to an increase in cash and cash equivalents since 2025 year-end.

Income taxes

The Company’s income tax expense increased 217% to $339,549 for the three months ended June 30, 2026, from $107,028 last year due to higher taxable income. Income tax expense for the first half of 2026 was $475,297 versus $197,980 a year ago, an increase of 140%. The Company’s effective tax rate for the second quarter and first half of 2026 was 22.5% compared to 22.7% for the same periods in 2025. The deferred tax liability was $763,983 at June 30, 2026, versus $389,572 at December 31, 2025.

Net income

Net income increased 221% to $1,170,276 for the second quarter of 2026 compared to $364,459 a year ago due to higher gross profit. Net income per share was $0.26 for the three months ended June 30, 2026, versus $0.08 for the same period a year ago.

For the first half of 2026, net income increased 142% to $1,632,538 from $674,176 for the first half of 2025. Net income per share was $0.37 for the six months ended June 30, 2026, versus $0.15 a year ago. Weighted average shares outstanding were approximately 3% below the comparable three- and six-month periods in 2025 due to the Company’s share repurchase program initiated on December 1, 2025.

Cash and cash equivalents and Investments in marketable securities

Cash and cash equivalents were $9,889,753 at June 30, 2026, compared to $7,939,000 at December 31, 2025, an increase of approximately 25%. Investments in marketable securities totaled $3,368,250 at June 30, 2026, compared to $3,367,125 at December 31, 2025.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications and works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2025. One or more of these factors has affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

CONDENSED BALANCE SHEETS

	June 30	June 30
	2026	2025
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$9,889,753	$7,939,000
Investments - marketable securities, short term	799,250	298,125
Accounts receivable, less allowance for doubtful accounts	1,041,650	720,364
Inventories	3,624,420	1,091,471
Prepaid purchase orders and expenses	379,820	196,491
Total current assets	15,734,893	10,245,451

Property and Equipment, at cost
Machinery and equipment	9,694,462	9,314,408
Furniture and fixtures	180,364	180,364
Leasehold improvements	732,711	732,711
Construction in progress	883,802	627,503
Property and Equipment, at cost	11,491,339	10,854,986
Less accumulated depreciation and amortization	(8,018,015)	(8,020,249)
Property and equipment, net	3,473,324	2,834,737

Other Assets
Investments, net - marketable securities, long term	2,569,000	3,069,000
Right of use asset, net	959,224	1,061,709
Other assets	58,993	61,461
Total other assets	3,587,217	4,192,170
TOTAL ASSETS	$22,795,434	$17,272,358

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Operating lease, short term	$232,011	$212,561
Accounts payable	477,280	245,523
Customer deposits	4,546,123	829,158
Accrued expenses	418,765	568,503
Total current liabilities	5,674,179	1,855,745

Deferred tax liability	763,983	389,572
Operating lease, long term	727,212	849,148
Total liabilities	7,165,374	3,094,465

Total shareholders' equity	15,630,060	14,177,893
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$22,795,434	$17,272,358

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2026	2025	2026	2025

Revenue	$9,485,119	$3,609,304	$17,645,481	$7,109,536
Cost of revenue	7,208,664	2,451,147	13,333,906	4,878,565
Gross profit	2,276,455	1,158,157	4,311,575	2,230,971
General and administrative expense	512,090	549,540	1,154,133	1,097,361
Fraud expense	—	—	562,026	—
Research and development expense	147,433	107,374	290,043	209,641
Marketing and sales expense	217,466	145,436	416,983	265,623
Income from operations	1,399,466	355,807	1,888,390	658,346
Interest income, net	110,359	115,680	219,445	213,810
Income before provision for income taxes	1,509,825	471,487	2,107,835	872,156
Income tax expense	339,549	107,028	475,297	197,980
NET INCOME	$1,170,276	$364,459	$1,632,538	$674,176
Earnings per share - basic and diluted
Income per common share
Basic	$0.26	$0.08	$0.37	$0.15
Diluted	$0.26	$0.08	$0.37	$0.15
Weighted average shares outstanding
Basic	4,450,003	4,574,686	4,460,059	4,571,425
Diluted	4,450,003	4,578,926	4,460,059	4,575,729

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

	SIX MONTHS ENDED JUNE 30,
	2026	2025
CASH PROVIDED BY (USED IN):
Operating activities	$3,088,988	$1,923,241
Investing activities	(870,735)	(705,976)
Financing activities	(267,500)	—
NET INCREASE IN CASH	1,950,753	1,217,265

CASH - Beginning of period	7,939,000	6,753,403

CASH - End of period	$9,889,753	$7,970,668